As filed with the U.S. Securities and Exchange Commission on November 12, 2015

Registration Statement No. 333-207268

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-80

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SUNCOR ENERGY INC.

(Exact Name of Registrant as Specified in Its Charter)

CANADA	1311, 1321, 2911, 4613, 5171, 5172	98-0343201
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

150-6th Avenue S.W., P.O. Box 2844, Calgary, Alberta, Canada, T2P 3E3

(403) 296-8000

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 8th Avenue, 13th Floor, New York, New York 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Janice B. Odegaard Suncor Energy Inc. 150-6th Avenue S.W., P.O. Box 2844 Calgary, Alberta Canada T2P 3E3 (403) 296-8000	Donald R. Crawshaw George J. Sampas Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 (212) 558-4000	Chad Schneider Blake, Cassels & Graydon LLP 855 - 2nd Street S.W. Suite 3500, Bankers Hall East Tower Calgary, Alberta Canada T2P 4J8 (403) 260-9600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

Explanatory Note

The Registrant hereby amends its Registration Statement on Form F-80 (Commission File No. 333-207268), originally filed with the Commission on October 5, 2015 (the “Registration Statement”), to include the Notice of Variation and Change, dated November 12, 2015, which the Registrant filed in its home jurisdiction as a supplement to the Offer and Circular (as defined below).

The Registrant previously paid a registration fee of U.S.$80,274.72 with its filing of the Registration Statement in relation to its registration thereunder of 42,402,500 of its common shares.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

1.	Home Jurisdiction Document.

Offer to Purchase and Take-over Bid Circular dated October 5, 2015 (the “Offer and Circular”)*

Notice of Variation and Change, dated November 12, 2015 (the “Notice of Variation”)

2.	Informational Legends.

See pages (iii) and (iv) (continuation of cover page) of the Offer and Circular.*

See page (ii) (continuation of cover page) of the Notice of Variation.

3.	Incorporation of Certain Information by Reference.

As required by this Item, the Offer and Circular and Notice of Variation provide that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of the Registrant at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3, or by telephone at 1-800-558-9071.

4.	List of Documents Filed with the Commission.

See the heading “Documents Filed with the SEC as Part of the Registration Statement” in the Offer and Circular* and the heading “Additional Documents Filed with the SEC as Part of the Registration Statement” in the Notice of Variation.

References to web addresses in the Offer and Circular and in the Notice of Variation are included as inactive textual references only. Except as specifically incorporated by reference into the Offer and Circular, information on these websites is not part of the Offer and Circular or Notice of Variation or part of this Registration Statement.

*	Previously filed with the Registration Statement.

The Offer (as defined below) has not been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of the Offer, the securities offered pursuant to the Offer or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Shareholders in the United States should read the Notice to Shareholders in the United States on page ii (continuation of the cover page) of this Notice of Variation and Change.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor.

If you have questions, please contact D.F. King Canada, a division of CST Investor Services Inc., the information agent in connection with the Offer, by telephone at 1-866-521-4427 (Toll Free in North America) or 1-201-806-7301 (Banks, Brokers and Collect Calls) or by email at inquiries@dfking.com.

November 12, 2015

NOTICE OF VARIATION AND CHANGE

by

SUNCOR ENERGY INC.

of its

OFFER TO PURCHASE

all of the outstanding common shares of

CANADIAN OIL SANDS LIMITED

on the basis of 0.25 of a common share of Suncor Energy Inc.

for each common share of Canadian Oil Sands Limited

Suncor Energy Inc. (the “Offeror” or “Suncor”) hereby gives notice that it is amending its offer dated October 5, 2015 (the “Original Offer”) to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares (“Company Common Shares”) of Canadian Oil Sands Limited (the “Company” or “COS”) together with the associated rights to purchase Company Common Shares (“Rights”) issued and outstanding under the Shareholder Rights Plan (the Company Common Shares, together with such Rights, the “Shares”), including any Shares that may become issued and outstanding after the date of the Original Offer but prior to the Expiry Time, to, among other things: (a) amend certain defined terms in connection with the Offer; and (b) provide additional disclosure, including financial information, with respect to certain matters relating to the Offer.

THE OFFER WILL BE OPEN FOR ACCEPTANCE FROM THE DATE HEREOF UNTIL 5:00 P.M. (CALGARY TIME) ON DECEMBER 4, 2015 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN BY THE OFFEROR.

This Notice of Variation and Change should be read in conjunction with the Original Offer and accompanying circular dated October 5, 2015 (the “Original Circular” and together with the Original Offer, the “Original Offer and Circular”) and the associated letter of transmittal (the “Letter of Transmittal”) and notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) (collectively, the “Original Offer Documents”). Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer Documents continue to be applicable in all respects. Unless the context otherwise requires, references in this document to the “Offer”, the “Circular” and the “Offer and Circular” mean the Original Offer, the Original Circular and the Original Offer and Circular, respectively, each as amended and varied by this Notice of Variation and Change. Unless the context requires otherwise, terms used herein but not defined herein have the respective meanings set out in the Original Offer and Circular.

Shareholders who have validly deposited and not withdrawn their Shares are not required to take any further action to accept the Offer. Registered Shareholders (meaning Shareholders that have a physical share certificate or a DRS Advice representing their Shares) who wish to accept the Offer must properly complete and execute a Letter of Transmittal (printed on yellow paper) and tender it, together with, if applicable, the certificate(s) representing their Shares, in accordance with the instructions in the Letter of Transmittal. Alternatively, registered Shareholders may accept the Offer by following the procedures for guaranteed delivery as described in Section 3 of the Original Offer, “Manner of Acceptance”. Shareholders will not be required to pay any fee or commission if they accept the Offer by tendering their Shares directly with the depositary for the Offer, Computershare Investor Services Inc. (the “Depositary”).

Non-registered Shareholders whose Shares are held on their behalf, or for their account, by a broker, investment dealer, bank, trust company or other intermediary, should contact such intermediary directly if they wish to accept the Offer. Intermediaries may establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, non-registered Shareholders wishing to tender their Shares should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary.

Certain non-registered Shareholders whose Shares are held in CDS Clearing and Depository Services Inc., or its nominee, (“CDS”) may accept the Offer, through their respective CDS Participant, by following the procedures for book-entry transfer established by CDS as described in Section 3 of the Original Offer, “Manner of Acceptance”.

Questions and requests for assistance may be directed to D.F. King Canada, a division of CST Investor Services Inc., the information agent in connection with the Offer (the “Information Agent”), J.P. Morgan Securities Canada Inc. or CIBC World Markets Inc., the dealer managers in connection with the Offer (the “Dealer Managers”), or the Depositary. Contact details may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Information Agent, the Dealer Managers or the Depositary in the manner specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR at www.sedar.com.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular, including this Notice of Variation and Change, in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer and Circular have been prepared in accordance with Canadian GAAP, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares and the acquisition of Offeror Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully herein and such Shareholders are encouraged to consult their tax advisors. See Section 18, “Certain Canadian Federal Income Tax Considerations” and Section 19, “Certain United States Federal Income Tax Considerations” of the Original Circular.

The enforcement by Shareholders of civil liabilities under U.S. federal Securities Laws may be affected adversely by the fact that each of the Offeror and the Company is incorporated under the Laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named herein may be residents of a foreign country and that all or a substantial portion of the assets of the Offeror and the Company and said Persons may be located outside the United States.

THE OFFEROR COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Offeror Common Shares or Shares, or certain related securities, as permitted by applicable Law or regulations of the United States, Canada or its provinces or territories.

INFORMATION CONTAINED IN THE NOTICE OF VARIATION AND CHANGE

Certain information contained in this document has been taken from or is based on documents that are expressly referred to in this document. All summaries of, and references to, documents that are specified in this document as having been filed, or that are contained in documents specified as having been filed, on SEDAR or with the SEC, are qualified in their entirety by reference to the complete text of those documents as filed, or as contained in documents filed, under the Offeror’s profile at www.sedar.com. Shareholders are urged to read carefully the full text of those documents, which may also be obtained on request without charge from the Corporate Secretary of the Offeror at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3 or by telephone: 1-800-558-9071.

As of the date of this Notice of Variation and Change, the Offeror has not had access to the non-public books and records of the Company and the Offeror is not in a position to independently assess or verify certain of the information in the Company’s publicly filed documents, including its financial statements and reserves disclosure. The Company has not reviewed the Offer and Circular or this document and has not confirmed the accuracy and completeness of the information in respect of the Company contained therein or herein. As a result, all historical information regarding the Company included therein and herein, including all Company financial and reserves information, and all pro forma financial and reserves information reflecting the pro forma effects of a combination of the Offeror and the Company, has been derived, by necessity, from the Company’s public reports and securities filings. While the Offeror has no reason to believe that such publicly filed information is inaccurate or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of any such information. See Section 24 of the Original Circular, “Risk Factors – Risk Factors Related to the Offer and the Offeror – The Offeror has been unable to independently verify the accuracy and completeness of the Company information in the Offer and Circular”. None of the Company’s public reports or securities filings are or have been incorporated by reference into the Offer and Circular or this document.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Offeror is a reporting issuer or the equivalent in all of the provinces and territories of Canada and files its continuous disclosure documents with the applicable Securities Regulatory Authorities. Such documents are available under the Offeror’s profile at www.sedar.com. The Offeror is also subject to the reporting requirements of the Exchange Act and files certain documents with the SEC. Such documents may be obtained by visiting the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Statements and information are forward-looking when they use what the Offeror knows and expects today to make a statement about the future. “Forward-looking statements” and “forward-looking information” as defined under applicable Securities Laws may be identified by the use of words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “expect”, “goal”, “guidance”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek” and “will” and similar expressions relate to matters that are not historical facts.

The Offer and the Circular, including the documents incorporated by reference in the Offer and the Circular, and this Notice of Variation and Change, contain forward-looking statements and information. Readers are urged to consult the information provided under the heading “Forward-Looking Statements” commencing on page vi of the Original Offer and Circular for important information respecting the forward-looking statements and information provided therein. In addition, this Notice of Variation and Change contains forward-looking statements and information including, but not limited to, the Offeror’s plans if the conditions to the Offer are not satisfied at the Expiry Time, the potential impact on the market price of the Shares if the Offer expires without the Offeror taking up and paying for any Shares under the Offer, the positioning of the Shares and Offeror Common Shares in relation to the price of oil, the Offeror’s plans in respect of future dividend payments and returns to the Offeror Shareholders and Offeror Common Share repurchases, future capital expenditures by the Offeror, future oil prices, the Offeror’s future growth projects, business, costs and prospects, the NYMEX CL Light Sweet Crude Oil futures and average NYMEX WTI future contract settlement prices, expectations respecting the Company’s ability to meet its guidance including Syncrude’s average production for 2015, the Company’s future use of cash flow, ability to pay dividends and credit profile, the timing of Suncor’s release of its 2016 budget and guidance, expectations respecting Syncrude’s 2016 budget and the timing of its approval by the Syncrude Management Committee, and the anticipated effect of the Offer and expected benefits of tendering Shares to the Offer both to the Offeror and to Shareholders, including the anticipated synergies, cost savings, operational and cost efficiencies and commitments with respect to the combined entity and the Syncrude Project, anticipated future production growth of the Offeror, reserve life indices and other statements that are not historical facts. All such forward-looking statements and information are subject to important risks, uncertainties and assumptions. All such forward-looking statements are made, where applicable, pursuant to the “safe harbor” provisions of applicable Securities Laws. It is important to know that:

•	unless otherwise indicated, forward-looking statements and information in the Offer, the Circular and its appendices, including the documents incorporated by reference, and other sections of that document and in this Notice of Variation and Change describe the Offeror’s expectations as at the date on which such statements are made;

•	the Offeror’s and the Company’s actual results and events could differ materially from those expressed or implied in the forward-looking statements and information in this Notice of Variation and Change and in the Offer and the Circular, including the documents incorporated by reference, if known or unknown risks affect their respective businesses or the Offer, or if its estimates or assumptions turn out to be inaccurate. As a result, the Offeror cannot guarantee that the results or events expressed or implied in any forward-looking statement and information will materialize, and accordingly, you are cautioned against relying on these forward-looking statements and information; and

•	the Offeror disclaims any intention and assumes no obligation to update or revise any forward-looking statement or information, in this Notice of Variation and Change, in the Offer and Circular or in any document incorporated by reference therein, even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Securities Laws.

The Offeror made a number of assumptions with respect to forward-looking statements and information in this Notice of Variation and Change. In particular, in providing such statements and information, the Offeror has assumed, among other things, that: the anticipated synergies, cost savings and operational and cost efficiencies and other anticipated benefits of the Offer will materialize; the advice received from professional advisors is accurate; the Company’s public disclosure is accurate and that the Company has not failed to publicly disclose any material information respecting the Company, its business, operations, assets, material agreements, or otherwise; there will be no material changes to government and environmental regulations adversely affecting the Offeror’s operations; and the impact of the current economic climate and financial, political and industry conditions on the Offeror’s and the Company’s operations, including their respective financial condition, business plans and asset values, will remain consistent with the Offeror’s current expectations. Future repurchases of Offeror Common Shares will, at all times, be subject to the receipt of all necessary regulatory and stock exchange approvals, the existence of favourable market and business conditions and the ability of the Offeror to meet all legal requirements related to such repurchases. All figures and descriptions provided in this Notice of Variation and Change related to the proposed transaction, including those around consideration, key metrics, reasons for the Offer, the potential benefits to the Offeror Shareholders and Shareholders (including increased shareholder returns and improved performance and administration savings) and expected pro forma effects are based on and assume the following: (a) the Offeror’s and the Company’s dividends, liquidity, debt, credit ratings, debt costs and assets (including reserves), will not change from what was the case on October 30, 2015, in the case of the Offeror, and from what the Offeror has ascertained from the Company’s public filings on SEDAR up to and including October 30, 2015, in the case of the Company, and in the case of reserves, those reported by the Offeror and the Company in their most recent annual information forms as at December 31, 2014; (b) 484.6 million Shares issued and outstanding immediately prior to the date of the Offer; (c) that all of the Shares are tendered to the Offer pursuant to the terms thereof; and (d) no other Shares or Offeror Common Shares are issued before the successful completion of the Offer. The Offeror’s expectations respecting production growth assume that the Offeror will maintain its current production levels and that its growth projects ramp up on schedule (and as previously disclosed by the Offeror). Assumptions have also been made with respect to future oil and gas prices, the timing of commissioning and start-up of the Offeror’s capital projects and future foreign exchange and interest rates. With respect to the Company’s future financial position and ability to pay dividends, the Offeror has based its expectations on information contained in the Company’s public disclosure record and has assumed that the Company will carry on its business in a manner consistent with past practice and its publicly stated expectations. Although the Offeror believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.

By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause the Offeror’s and the Company’s actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements and information. For a further discussion regarding the risks related to the Offer and the Offeror, readers are urged to consult the information provided under the heading “Forward-Looking Statements” commencing on page vi of the Original Offer and Circular and the information provided in Section 24 of the Original Circular, “Risk Factors”.

NON-GAAP MEASURES

Certain financial measures in this Notice of Variation and Change – namely cash flow from operations, free cash flow, free cash flow per share and Oil Sands cash operating costs – are not prescribed by GAAP. The non-GAAP measures presented herein do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. As a result, these non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The non-GAAP measures included herein have been provided because management of the Offeror uses the information to analyze operating and financial performance and liquidity and therefore believes such information may be considered useful by Shareholders.

Oil Sands cash operating costs for the nine month period ended September 30, 2015 is defined and reconciled in Suncor’s management’s discussion and analysis for the three and nine month periods ended September 30, 2015, which is incorporated by reference in the Offer and Circular. Cash flow from operations is defined as cash flow provided by (used in) operating activities adjusted for changes in non-cash working capital. Free cash flow is defined as cash flow provided by (used in) operating activities adjusted for changes in non-cash working capital and less capital and exploration expenditures. Per share figures are calculated by dividing the weighted average number of shares outstanding in each period for each respective company. Reconciliations of cash flow from operations and free cash flow to the nearest GAAP measure are set out below.

Cash flow from operations

Suncor Twelve months ended September 30, 2015 ($ millions)	Total	Three months ended
		Sept 30, 2015	June 30, 2015	Mar 31, 2015	Dec 31, 2014
Cash flow provided by operating activities	7 456	2 771	1 794	876	2 015
Increase (decrease) in non-cash working capital	(452)	(889)	361	599	(523)
Cash flow from operations	7 004	1 882	2 155	1 475	1 492

Free cash flow and free cash flow per share

	Year ended December 31,			Nine months ended September 30,
Suncor ($ millions, except as otherwise noted)	2012	2013	2014	2015
Cash flow provided by operating activities	8 859	10 100	8 936	5 441
Increase (decrease) in non-cash working capital	874	(688)	122	71
Cash flow from operations	9 733	9 412	9 058	5 512
Capital and exploration expenditures	(6 957)	(6 777)	(6 961)	(4 637)
Free cash flow	2 776	2 635	2 097	875
Weighted average number of shares outstanding (millions)	1 545	1 501	1 462	1 445
Free cash flow per share ($)	1.80	1.76	1.43	0.61

Canadian Oil Sands ($ millions, except as otherwise noted)
Cash flow provided by (used in) operating activities	1 864	1 583	745	315
Increase (decrease) in non-cash working capital	(283)	(236)	361	(87)
Cash flow from operations	1 581	1 347	1 106	228
Capital and exploration expenditures	(1 086)	(1 342)	(930)	(312)
Free cash flow	495	5	176	(84)
Weighted average number of shares outstanding (millions)	485	485	485	485
Free cash flow per share ($)	1.02	0.01	0.36	(0.17)

CURRENCY

All references to “$” mean Canadian dollars. References to “US$” mean United States dollars.

v

SUMMARY OF UPDATED REASONS TO ACCEPT THE OFFER

Suncor is providing Shareholders with this Notice of Variation and Change to, among other things, provide certain updated information in respect of the reasons for Shareholders to accept the Offer as was originally outlined in the Summary and Section 4 of the Circular, “Reasons to Accept the Offer”. Updated information is outlined below. Readers are encouraged to refer to the “Reasons to Accept the Offer” section which follows for additional details.

An Increased Offer Premium

Suncor continues to believe that the consideration under the Offer is compelling and represents a full and fair price for the Shares at a substantial premium to the pre-Offer market price and provides Shareholders with the opportunity to increase their dividend received, maintain oil price exposure and participate in Suncor’s future growth. Since October 5, 2015, the trading price of Suncor’s shares has continued to increase as a result of, among other things, strong third quarter 2015 results which were, to a significant extent, attributable to Suncor’s integrated business model. As the Offer consists of Suncor shares, this increase in Suncor’s share price has increased the effective price Suncor is offering for the Shares and the premium being offered to Shareholders over the October 2, 2015 Share price. The Offer Consideration, as at October 30, 2015, represented an implied acquisition price of $9.73 per Share and a premium of 57% based on the closing price of the Shares on the TSX on October 2, 2015 (the last trading day before the Offer was announced) and the Offeror Common Shares on the TSX on October 30, 2015.

Shareholders will Retain Upside Oil Price Exposure with the Added Benefit of Downside Protection

Shareholders will essentially retain their oil price exposure following the successful completion of the Offer. Shareholders will not only be better protected in the near term period of low oil prices, they will also be better positioned for any long term oil price recovery. Over the last five years, Suncor’s share price has largely benefited from the same upside exposure to oil prices as the Company’s share price. At the same time, Suncor’s share price has been insulated to the downside by its integrated business model. The Company does not enjoy this downside protection, given its single asset business model.

Suncor Can Walk Away from the Offer if its Conditions are Not Met on December 4, 2015

If Suncor’s conditions are not met on December 4, 2015, Suncor has no obligation to extend the Offer and the Offer may expire pursuant to its terms. In this event, Suncor will not be obligated to take up or pay for any Shares tendered to the Offer. Suncor’s conditions require, among other things, that 66 2⁄3% of the Shares have been validly tendered to the Offer and not withdrawn on December 4, 2015 and that Suncor is successful in its application to the ASC (as defined below) to terminate the New Rights Plan (as defined below) of the Company. See “Adoption by the Company of the New Rights Plan” which follows. In the event that the conditions of the Offer are not met on December 4, 2015, and Suncor lets the Offer expire pursuant to its terms, the market price of the Shares could, in the absence of any alternative transactions available to the Company, decrease significantly to, or below, the Company’s pre-Offer trading price of $6.19 per Share.

COS Continues to Release Guidance that is Unlikely to be Achieved

While the Company has been disclosing plans to improve performance at Syncrude over the past several years, it has consistently failed to deliver. To date in 2015, the Company has already revised down its production guidance twice, most recently on October 19, 2015 when it estimated that its share of production from Syncrude for 2015 would average between 93,000 barrels per day (“bbls/d”) and 98,000 bbls/d. Suncor believes that the Company is unlikely to achieve anything but the bottom end of this guidance range. Suncor notes that in order for Syncrude to achieve the 95 million barrels of production for 2015, which the Company recently expressed confidence in, Syncrude would be required to operate at 100% capacity for the remainder of the year, which is consistent with the Company’s history of over promising and under delivering.

No Informational Imbalance

In the Company’s Directors’ Circular dated October 29, 2015 (the “Directors’ Circular”) and subsequent disclosure, the Company claims that Suncor has an informational advantage as a result of its participation in Syncrude. In particular, the Company has implied that the timing of the Offer unfairly disadvantages Shareholders in light of the expected timing for public disclosure by the Company of information derived from any update to Syncrude’s 2015 budget and outlook for 2016, which it has stated is expected to be disclosed in early December of 2015.

Suncor has the same information as all of the parties involved in the Syncrude joint venture, including the Company. To the extent that the Company has any information about Syncrude which is material to its operations, that information should have been disclosed already by the Company. In line with Syncrude’s past practice, the Syncrude Management Committee meeting at which the 2016 Syncrude budget is scheduled to be approved will be held in late November 2015. There is nothing preventing the Company from releasing its view of the Syncrude budget, or any additional information about Syncrude, prior to the expiry of the Offer on December 4, 2015.

In fact, the Company has already released updated operating costs, capital expenditures and annual production guidance for 2015 in its press release dated October 19, 2015 and corresponding updated 2015 Guidance Document. The press release issued by the Company on October 19, 2015 indicated, among other things, updated production and cost estimates, including that Syncrude’s anticipated future capital expenditures are expected to average approximately $300 million net to the Company, annually to 2019. The Company also provided further information about its share of Syncrude’s production and operating costs in its management discussion and analysis for the three and nine month periods ended September 30, 2015 (the “Q3 MD&A”) which was issued on October 29, 2015. Similar to the Company’s management’s discussion and analysis for the three and six month periods ended June 30, 2015 (the “Q2 MD&A”), the Q3 MD&A contains information about Syncrude’s reductions in operating and capital costs, and Syncrude’s efforts to reduce the scope of its activities and increase its efficiency. From what Suncor and other Syncrude owners have seen so far, Suncor believes that the Syncrude 2016 budget will show production in a similar range as the Company’s 2014 and 2015 initial guidance and expects that operating and capital expenses will be approximately the same as what is currently expected for 2015. Suncor expects to release its 2016 budget and guidance, including its current expected share of Syncrude’s production and costs, during the week of November 16, 2015.

The Company has also implied that Suncor timed the Offer to expire just before the information about Syncrude’s budget would be released. Suncor did not intentionally time the Offer to expire before the release of this information in early December. That was not a consideration.

NOTICE OF VARIATION AND CHANGE

TO:	THE HOLDERS OF SHARES OF CANADIAN OIL SANDS LIMITED

This Notice of Variation and Change amends, varies and supplements the information provided in the Original Offer and Circular pursuant to which the Offeror is offering to purchase all of the Shares on the terms and subject to the conditions contained in the Offer and the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, each as may be amended and supplemented from time to time.

Except as otherwise set forth in this Notice of Variation and Change, the information, terms and conditions previously set forth in the Original Offer Documents continue to be applicable in all respects and this Notice of Variation and Change should be read in conjunction with the Original Offer Documents, all the provisions of which are incorporated herein by reference, subject to the amendments thereto contained in this Notice of Variation and Change.

1.	Reasons to Accept the Offer

Suncor continues to believe that the consideration under the Offer represents a full and fair price for the Shares at a substantial premium to the pre-Offer market price and provides Shareholders with the opportunity to increase their dividend received, maintain oil price exposure and participate in Suncor’s future growth.

The following information is supplemental to and provides an update to the Summary and Section 4 of the Original Circular, “Reasons to Accept the Offer”. This update is provided primarily to update certain of the information contained in the Original Offer and Circular, including as a result of the release by Suncor and the Company of their respective results for the three and nine months ended September 30, 2015. See also “Third Quarter Results and Updated Pro Forma Consolidated Financial Statements and Consolidated Capitalization” in this Notice of Variation and Change.

Premium to Market Price and Full and Fair Value

Suncor believes that the Offer is financially compelling to Shareholders. The Offer Consideration, as at October 30, 2015, represented an implied acquisition price of $9.73 per Share and a premium of 57% based on the closing price of the Shares on the TSX on October 2, 2015 (the last trading day before the Offer was announced) and the Offeror Common Shares on the TSX on October 30, 2015. Due to the subsequent increase in Suncor’s share price from October 5, 2015 to October 30, 2015, this also represents an increase of over 10% in the implied value being offered for the Shares since the Offer was announced on October 5, 2015.

Suncor Can Walk Away from the Offer if its Conditions are Not Met on December 4, 2015

If Suncor’s conditions are not met on December 4, 2015, Suncor has no obligation to extend the Offer and the Offer may expire pursuant to its terms. In this event, Suncor will not be obligated to take up or pay for any Shares tendered to the Offer. Suncor’s conditions require, among other things, that 66 2⁄3% of the Shares have been validly tendered to the Offer and not withdrawn on December 4, 2015 and that Suncor is successful in its application to the ASC to terminate the New Rights Plan of the Company. See “Adoption by the Company of the New Rights Plan” which follows. In the event that the conditions of the Offer are not met on December 4, 2015, and Suncor lets the Offer expire pursuant to its terms, the market price of the Shares could, in the absence of any alternative transactions available to the Company, decrease significantly to, or below, the Company’s pre-Offer trading price of $6.19 per Share.

Interest in Canada’s Leading Integrated Energy Company with Superior Liquidity and Market Access

As Shareholders will receive Offeror Common Shares as consideration under the Offer, they will become investors in Suncor, Canada’s leading integrated energy company, with a significantly larger market capitalization, strong investment grade financial profile and share liquidity well above that currently enjoyed by the Company. In contrast to the Company, whose business is almost entirely composed of a non-operated interest in the Syncrude Project, Suncor has a well-diversified operated asset portfolio with complementary upstream and downstream operations.

Suncor’s integrated business model is designed to access world prices for crude oil and mitigate differential volatility thereby consistently generating free cash flow. This has enabled Suncor to fund its capital program and planned growth projects and deliver increasing dividends and substantial share buybacks to its shareholders over the past number of years, even in sustained periods of lower commodity prices. In particular, Suncor’s downstream refining and marketing (“R&M”) business, which is an industry leader in profitability and reliability, has enabled Suncor to capture margins across the value chain and maximize the value of its oil sands production.

Notes:

(1)	Net earnings per barrel of capacity. Peers consist of Alon USA Energy, Inc., CVR Refining, LP, the U.S. downstream divisions of Chevron Corporation and Exxon Mobil Corporation, HollyFrontier Corporation, the downstream divisions of Imperial Oil Limited and Husky Energy Inc., Marathon Petroleum Corporation, PBF Energy Inc., Phillips 66 Company, Tesoro Corporation, United Refining Company, Valero Energy Corporation and Western Refining, Inc. United Refining Company had not reported third quarter 2015 net earnings as of November 3, 2015 and were thus excluded from the figure for the nine months ended September 30, 2015. Suncor, CVR Refining, LP and Husky Energy Inc. report net earnings on a first-in-first-out inventory valuation basis, while other peers report on a last-in-first-out basis and therefore Suncor’s net earnings in a given period may not be comparable to those peers.
(2)	Source: U.S. Energy Information Administration.

Shareholders will Retain Upside Oil Price Exposure, with the Added Benefit of Downside Protection

Shareholders will essentially retain their oil price exposure following the successful completion of the Offer. Shareholders will not only be better protected in the near term period of low oil prices, they will also be better positioned for any long term oil price recovery. Over the last five years, Suncor’s share price has largely benefited from the same upside exposure to oil prices as the Company’s share price. At the same time, Suncor’s share price has been insulated to the downside by its integrated business model. The Company does not enjoy this downside protection, given its single asset business model.

Suncor believes that protection from falling oil prices and from a “lower for longer” oil price environment should be of great interest to Shareholders, as oil prices have declined following the date of the Offer, with forward strip prices to 2019 decreasing even further since such date. At October 30, 2015, average NYMEX WTI future contract settlement prices had decreased to US$50.76 per bbl for 2016, US$53.88 per bbl for 2017, US$56.15 per bbl for 2018 and US$57.87 per bbl for 2019. At October 30, 2015, NYMEX CL Light Sweet Crude Oil futures contract settlement prices had decreased to US$50.23 per bbl for 2016, US$53.61 per bbl for 2017, US$55.93 per bbl for 2018 and US$57.70 per bbl for 2019.

Shareholders will also benefit from the diversification of Suncor’s upstream production asset base and its increased ability to realize global oil prices as a result of its integrated business model which in turn helps to mitigate cash flow volatility from changing oil price differentials.

Notes:

(1)	Current and pro forma percentages are based on boe production for the nine months ended September 30, 2015.
(2)	North American Onshore and Libya.
(3)	Suncor’s gross revenues net of royalties less purchases of crude oil and products and less transportation, divided by upstream production. All figures rounded to the nearest dollar.

Enhanced Production and Reserves

Through their ownership of Offeror Common Shares following the successful completion of the Offer, Shareholders will continue to indirectly participate in any value increases associated with the Company’s current business and any value increases as a result of Suncor’s increased interest in the Syncrude Project to 48.74% following and taking into account the successful completion of the Offer.

Since 2012, Suncor has consistently provided meaningful production growth for its shareholders, particularly when compared to the production of the Company during the same period. Since the beginning of 2012, Suncor has realized a compound annual upstream production growth rate of approximately 9%. In comparison, since 2012, the Company has realized a negative compound annual production growth rate of approximately 6%.

Suncor anticipates that its production will continue to grow, including from two of its large scale growth projects, Fort Hills and Hebron (collectively representing close to 125,000 boe/d of expected additional production, net to Suncor, once the projects are fully operational). The projects are expected to commence production in late 2017, with a ramp-up of production continuing into 2019 for Fort Hills and 2020 for Hebron. With this additional production, and assuming that Suncor maintains its current aggregate production levels, Suncor expects average annual production growth of approximately 5% over the next five years (from 2015 to 2019, inclusive).

Notes:

(1)	Compound annual growth rate.
(2)	Excludes Suncor’s Libyan and North American Onshore production.

Upon the successful completion of the Offer, Suncor will add to its long-life, low decline reserves base. As at December 31, 2014, Suncor had proved (1P) reserves of approximately 4.7 billion boe and proved plus probable (2P) reserves of approximately 7.5 billion boe, which are more than four times the Company’s reported proved (1P) reserves of approximately 0.7 billion boe and approximately 1.6 billion boe of proved plus probable (2P) reserves. Assuming the successful completion of the Offer, the combined entity will have approximately 9.1 billion boe of proved plus probable reserves and a reserves life index (RLI) of greater than 38 years.

Notes:

(1)	Reserves are presented as working interest (operated and non-operated) share before deduction of royalties and without including any royalty interests, and as of December 31, 2014.
(2)	As at December 31, 2014 and assumes that approximately 7.5 billion boe of proved and probable reserves are produced at a rate of 534,900 boe/d, Suncor’s average daily production rate in 2014.
(3)	As at December 31, 2014 and assumes that approximately 1.6 billion boe of proved and probable reserves are produced at a rate of 94,557 boe/d, COS’ average daily production rate in 2014.

Free Cash Flow Generation

The Company, which has an undiversified portfolio, currently relies on its non-operated interest in a single oil sands project to fund its operations and provide returns to its shareholders, which has resulted in decreasing free cash flow and dividends over the last five years. The Company’s cash flow suffers greatly in low crude oil price environments, especially when compared to that of Suncor, whose business model and operational discipline resulted in cash flow well in excess of dividends and sustaining capital even in a lower oil price environment.

Notes:

(1)	Based on 180,000 bbls/d of capacity for Firebag plus 38,000 bbls/d of capacity for MacKay River.
(2)	Includes $318 million of capitalized interest.

For the 12 months ended September 30, 2015, Suncor generated approximately $7.0 billion of cash flow from operations and approximately $7.5 billion of cash flow provided by operating activities. From January 1, 2012 to September 30, 2015, Suncor generated $5.60 per share of free cash flow as compared to $1.22 per share free cash flow generated by the Company during the same period.

Notes:

(1)	Free cash flow, free cash flow per share and cash flow from operations are non-GAAP measures. See “Non-GAAP Measures” in this Notice of Variation and Change.
(2)	Figures are divided by the weighted average number of shares outstanding in each period for each respective company.

Superior Returns to Shareholders

Suncor has a strong track record of returning value to its shareholders, as compared generally to its industry peers and specifically to the Company. For example, from October 3, 2010 to October 2, 2015 (the last trading day prior to commencement of the Offer), Suncor’s shareholders have received a total return (including dividends) of 15%, compared to a total return of -69% for Shareholders of the Company during the same period.

Note:

(1)	Source: Bloomberg, from October 3, 2010 to October 2, 2015.

Suncor’s annual dividend has increased for 13 consecutive years, and in the past five years, Suncor has provided its shareholders with a compound annual dividend growth rate in excess of 20%, which places it among the leaders of its peer group. In the third quarter of 2015, the Offeror announced a further increase in its quarterly dividend to $0.29 per Offeror Common Share. In contrast, in the past five years, the Company (formerly a trust) has reduced its quarterly dividend/distribution from a high of $0.50 per trust unit in 2010 to its current low of $0.05 per Share. Given the Company’s relatively high debt load, Suncor expects that the Company will have to devote a portion of its future cash flows to repair its balance sheet and will therefore be further limited in its ability to pay dividends to Shareholders.

On a quarterly, per Share basis, Shareholders whose Shares are taken up and paid for pursuant to the Offer are expected to realize a dividend increase of approximately 45% per Share, as compared to the dividend they currently receive from the Company.

Notes:

(1)	Global peers in alphabetical order, not necessarily as they appear in the chart: Anadarko Petroleum Corporation, Apache Corporation, COS, Cenovus Energy Inc., Chesapeake Energy Corporation, Chevron Corporation, Canadian Natural Resources Limited, ConocoPhillips Co., Devon Energy Corporation, Encana Corporation, Enersis S.A., EOG Resources Inc., Exxon Mobil Corporation, Hess Corporation, Husky Energy Inc., Imperial Oil Limited, Marathon Oil Corporation, Murphy Oil Corporation, Occidental Petroleum Corporation, Royal Dutch Shell P.L.C. and Total S.A.
(2)	Includes distributions on the trust units of the Company’s predecessor prior to December 31, 2010.

In addition to its track record of steady dividend growth, Suncor has returned value to its shareholders by repurchasing and subsequently cancelling over $5.3 billion of Offeror Common Shares from 2011 to 2015, representing approximately 10% of the outstanding Offeror Common Shares as at the date hereof. During the same period, the Company conducted no share repurchases.

Note:

(1)	Based on the weighted average number of shares outstanding in each year for 2011 to 2014 and as at September 30, 2015 in the case of 2015, and assumes a quarterly dividend going forward of $0.29 per Suncor share (subject to approval by the Offeror Board).

Suncor intends to continue to provide meaningful returns to its shareholders, including Shareholders who hold Offeror Common Shares following the completion of the Offer, by providing a competitive and sustainable dividend. In addition, following the completion of the Offer and subject to market conditions, Suncor is anticipating resumption of its previously announced $500 million normal course issuer bid program and expects to continue to target additional Offeror Common Share repurchases of up to $250 million through the end of the first quarter of 2016 (including $40 million worth of Offeror Common Shares repurchased in the three months ended September 30, 2015), subject to market conditions and the timely completion of the Offer. As required by Securities Laws, purchases under Suncor’s normal course issuer bid have been temporarily suspended until the completion of the Offer.

Superior Financial Profile

Suncor is a financially sound company with a strong investment grade credit profile and lower cost of debt relative to the Company and many industry peers. Suncor’s balance sheet and cash flow from operations are resilient, even in a lower commodity price environment. Suncor remains committed to maintaining its strong financial position in support of its base business and its significant growth profile following the completion of the Offer. As at September 30, 2015, Suncor’s net debt to capitalization was 17%, and would have been 19% on a pro forma basis, assuming the successful completion of the Offer. In contrast, the Company’s reported net debt to capitalization ratio was a relatively high 36% as of September 30, 2015 and the Company has a marginal investment grade credit profile, which Suncor believes could continue to deteriorate in an ongoing lower crude oil price environment.

Note:

(1)	Net debt is defined as total debt less cash and cash equivalents. Capitalization is defined as total debt plus the book value of shareholders’ equity.

Suncor is focused on a disciplined and rigorous approach to the management of operating and capital costs and anticipates that, following completion of the Offer, it will continue to maintain and seek to further reduce its already competitive Oil Sands cash operating costs of $27.80/bbl for the nine months ended September 30, 2015.

Assuming completion of the Offer, Suncor expects to realize a number of opportunities to improve efficiencies and reduce operating costs of the combined entity as it relates to Syncrude. Suncor believes that, following the successful completion of the Offer, synergies can be realized with respect to both its own and the Company’s existing Syncrude interests through operational and integration efficiencies and that there will be significant opportunities to achieve reductions in, among others, administration and corporate expenses. Suncor currently expects to realize approximately $25 million in annual general and administration cost savings as a result of such efficiencies. Further, Suncor expects that the complementary nature of Suncor’s current operations and infrastructure will enable Suncor to achieve meaningful reductions in the Company’s stand-alone operational and marketing expenses.

COS Continues to Release Guidance that is Unlikely to be Achieved

While Suncor does not intend to take over operatorship of Syncrude as a result of the Offer (which, pursuant to the terms of the relevant Syncrude agreements, would in any case require additional partner approval), with a significantly increased interest (48.74%) in Syncrude, Suncor will commit additional experienced operational personnel to work closely with the operator to improve reliability and long-term strategic decision-making. While the Company has been disclosing improved performance targets at Syncrude over the past several years, those targets have rarely been achieved as is demonstrated in the chart below, which highlights the Company’s disclosed guidance for Syncrude production versus the actual results achieved over the past four years.

While the Company has been disclosing plans to improve performance at Syncrude over the past several years, it has consistently failed to deliver. To date in 2015, the Company has already revised down its production guidance twice, most recently on October 19, 2015 when it estimated that its share of production from Syncrude for 2015 would average between 93,000 bbls/d and 98,000 bbls/d. Suncor believes that the Company is unlikely to achieve anything but the bottom end of this guidance range. Suncor notes that in order for Syncrude to achieve the 95 million barrels of production for 2015, which the Company recently expressed confidence in, Syncrude would be required to operate at 100% capacity for the remainder of the year, which is consistent with the Company’s history of over promising and under delivering.

No Informational Imbalance

In the Directors’ Circular and subsequent disclosure, the Company claims that Suncor has an informational advantage as a result of its participation in Syncrude. In particular, the Company has implied that the timing of the Offer unfairly disadvantages Shareholders in light of the expected timing for public disclosure by the Company of information derived from any update to Syncrude’s 2015 budget and outlook for 2016, which it has stated is expected to be disclosed in early December of 2015.

Suncor has the same information as all of the parties involved in the Syncrude joint venture, including the Company. To the extent that the Company has any information about Syncrude which is material to its operations, that information should have been disclosed already by the Company. In line with Syncrude’s past practice, the Syncrude Management Committee meeting at which the 2016 Syncrude budget is scheduled to be approved will be held in late November 2015. There is nothing preventing the Company from releasing its view of the Syncrude budget, or any additional information about Syncrude, prior to the expiry of the Offer on December 4, 2015.

In fact, the Company has already released updated operating costs, capital expenditures and annual production guidance for 2015 in its press release dated October 19, 2015 and corresponding updated 2015 Guidance Document. The press release issued by the Company on October 19, 2015 indicated, among other things, updated production and cost estimates, including that Syncrude’s anticipated future capital expenditures are expected to average approximately $300 million net to the Company, annually to 2019. The Company also provided further information about its share of Syncrude’s production and operating costs in its Q3 MD&A which was issued on October 29, 2015. Similar to the Q2 MD&A, the Q3 MD&A contains information about Syncrude’s reductions in operating and capital costs, and Syncrude’s efforts to reduce the scope of its activities and increase its efficiency. From what Suncor and other Syncrude owners have seen so far, Suncor believes that the Syncrude 2016 budget will show production in a similar range as the Company’s 2014 and 2015 initial guidance and expects that operating and capital expenses will be approximately the same as what is currently expected for 2015. Suncor expects to release its 2016 budget and guidance, including its current expected share of Syncrude’s production and costs, during the week of November 16, 2015.

In any event, an outlook is, by its very nature, forward-looking. An outlook represents an estimate based upon the information currently available and actual results can vary widely from these forward looking statements. As demonstrated above, in recent years, the Company has not achieved the numbers that it has estimated in its guidance. Suncor also notes that consideration must be given not only to cost cutting measures, but also to steps to increase reliability and production. For a project like Syncrude, it typically takes multiple years to see the actual results of the implementation of new initiatives and efforts to increase reliability and production.

The Company has also implied that Suncor timed the Offer to expire just before the information about Syncrude’s budget would be released. Suncor did not intentionally time the Offer to expire before the release of this information in early December. That was not a consideration.

Established and Experienced Management Team with Demonstrated Strong Operational Results

Suncor is led by its President and Chief Executive Officer, Steve Williams, and his well-established and highly experienced executive team. In addition, the Offeror Board is composed of highly capable, experienced, diverse and independent directors. With 50 years of oil sands operation and project development experience, Suncor is well positioned to take full advantage of the potential in the Company’s assets and to create additional value for shareholders. Suncor maintains an intense focus on operational excellence, continuous improvement and capital discipline, which has delivered results for shareholders.

In addition, this focus has improved Suncor’s upgrader utilization rates over the past several years, which have significantly exceeded those of Syncrude.

Note:

(1)	Nameplate capacity of both the Syncrude and Suncor upgrading complexes is 350,000 bbls/d.

2.	Recent Developments

On November 6, 2015, Suncor closed its previously disclosed acquisition of an additional 10% interest in the Fort Hills Project.

3.	Adoption by the Company of the New Rights Plan

On October 7, 2015, the Company announced that the Company Board had adopted a new shareholder rights plan agreement dated October 6, 2015 between the Company and Computershare Investor Services Inc., as rights agent (the “New Rights Plan”) in response to the Offer. The New Rights Plan is in addition to, and does not replace, the existing Shareholder Rights Plan, which the Company has indicated will remain in place. The Offer was structured as a “Permitted Bid” under the Company’s original Shareholder Rights Plan that was in place at the time of the Offer and which was most recently approved by the Company Board and Shareholders in 2013.

The Offer is not a “Permitted Bid” under the terms of the New Rights Plan and the implementation of the New Rights Plan violates the condition in paragraph (f) of Section 4 of the Original Offer, “Conditions of the Offer”. If the New Rights Plan remains in effect at the Expiry Time, one of the conditions to the Offer will not be capable of being met and effectively cannot be waived. In this event, Suncor will not be obligated to take up or pay for any Shares tendered to the Offer. However, in order to allow the Offer to remain outstanding and provide Shareholders with an opportunity to consider the Offer on its merits, Suncor has applied for an order from the Alberta Securities Commission (the “ASC”) which would, among other things, cease trade all securities related to the New Rights Plan. A hearing in respect of the New Rights Plan has been scheduled to be held before the ASC commencing on November 26, 2015. If the Offeror is unsuccessful in its application to the ASC, and the New Rights Plan otherwise remains effective in respect of the Offer at the Expiry Time, Suncor will consider all of its legal options, which, as noted above, includes withdrawing the Offer as a result of the failure to satisfy a condition of the Offer.

4.	Variation of the Offer in Respect of the New Rights

As a result of the adoption of the New Rights Plan, the Offeror is hereby varying its Offer and is now offering to purchase all of the Company Common Shares together with both the associated Rights issued under the original Shareholder Rights Plan and the associated rights (the “New Rights”) issued under the New Rights Plan. The offer for the New Rights is made in the same manner, and subject to the same terms and conditions, as the offer for the Rights under the Offer. Accordingly, all applicable references and defined terms set forth in the Original Offer Documents are hereby varied and amended to the extent necessary to give effect to the foregoing.

5.	Third Quarter Results and Updated Pro Forma Consolidated Financial Statements and Consolidated Capitalization

On October 28, 2015, the Offeror filed its unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2015 and accompanying management’s discussion analysis for the three and nine month periods ended September 30, 2015. As contemplated in Section 23 of the Original Circular, “Documents Incorporated by Reference”, the Offeror’s unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2015 and accompanying management’s discussion analysis for the three and nine month periods ended September 30, 2015 are deemed to be incorporated by reference in the Offer and Circular.

On October 29, 2015, the Company filed its unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2015 and accompanying Q3 MD&A.

In addition to the pro forma consolidated financial statements set forth in the Original Offer and Circular, attached as Appendix A to this Notice of Variation and Change are the updated unaudited pro forma consolidated balance sheet of the Offeror as at September 30, 2015 and the updated unaudited pro forma consolidated statements of net earnings (loss) of the Offeror for the nine month period ended September 30, 2015 and the year ended December 31, 2014, giving effect to the proposed acquisition of all outstanding Shares under the Offer, in the manner set forth therein.

Such unaudited pro forma consolidated financial statements have been prepared using certain of the Offeror’s and the Company’s respective financial statements as more particularly described in the notes to the unaudited pro forma consolidated financial statements. In preparing the unaudited pro forma consolidated financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. Such unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from such unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the

Offer have been excluded from such unaudited pro forma consolidated financial statements. Shareholders are cautioned to not place undue reliance on such unaudited pro forma consolidated financial statements.

In addition, the disclosure contained in Section 10 of the Original Circular, “Certain Information Concerning the Offeror – Consolidated Capitalization” is hereby updated to provide the following additional information:

The following table sets forth the consolidated capitalization of the Offeror based on its unaudited consolidated financial statements as at September 30, 2015 (a) on an actual basis, and (b) as adjusted to take into account the acquisition by the Offeror of all outstanding Shares under the Offer. The financial information set out below should be read in conjunction with the Offeror’s unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2015 which are incorporated by reference herein, as well as the unaudited pro forma consolidated balance sheet of the Offeror as at September 30, 2015 and the unaudited pro forma consolidated statement of net earnings (loss) of the Offeror for the nine month period ended September 30, 2015, giving effect to the proposed acquisition of all outstanding Shares under the Offer, in the manner set forth therein, set forth at Appendix A hereto. Other than as set forth below, there have been no material changes to the Offeror’s share and loan capital since September 30, 2015.

September 30, 2015
	Actual	As adjusted
(unaudited) (in $ millions)
Short-term debt	750	750
Current portion of long-term debt	69	69
Long-term debt	14 141	16 767

Total debt	14 960	17 586

Share capital	19 426	24 140
Contributed surplus	630	630
Accumulated other comprehensive income	1 134	1 134
Retained earnings	19 958	19 928

Total shareholders’ equity	41 148	45 832

Capitalization	56 108	63 418

6.	Appointment of Co-Dealer Manager

As contemplated in Section 25 of the Original Circular, “Dealer Manager and Soliciting Dealer Group”, on October 16, 2015, the Offeror retained CIBC World Markets Inc. as co-dealer manager and financial advisor, together with J.P. Morgan Securities Canada Inc., in respect of the Offer. The Dealer Managers have undertaken to form a Soliciting Dealer Group and the Offeror has agreed to pay each Soliciting Dealer whose name appears in the appropriate place on a properly completed and executed Letter of Transmittal a customary fee of $0.05 for each Share deposited and taken up by the Offeror under the Offer. A minimum fee of $75.00 and a maximum fee of $1,500.00 will be paid in respect of any one beneficial owner, provided that the minimum fee of $75.00 shall only be payable in respect of Shares deposited by a single beneficial owner where the number of Shares deposited is equal to or greater than 300. For greater certainty, no solicitation fee will be paid if the Offer is withdrawn or expires with no Shares taken up thereunder. If more than one Soliciting Dealer requests payment in respect of any one beneficial owner, no fee will be payable by the Offeror except upon the written direction of all such Soliciting Dealers. The Offeror may require Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to the Offeror before making payment of any such solicitation fees.

Questions and requests for assistance concerning the Offer may be directed to J.P. Morgan Securities Canada Inc. at 1-888-270-2178 (Toll Free in North America) or at 1-403-532-2134 (Outside of North America) or CIBC World Markets Inc. at 1-844-670-8949 (Toll Free in North America) or at 1-416-956-3001 (Outside of North America).

7.	Regulatory Approvals

The Offeror’s obligation to take up and pay for Shares tendered under the Offer is conditional upon, among other things, all Regulatory Approvals having been obtained or concluded or, in the case of waiting or suspensory periods, expired or been waived or terminated. The TSX has conditionally approved the listing of the Offeror Common Shares issuable pursuant to the Offer. Listing is subject to the Offeror fulfilling all of the requirements of the TSX within one business day following the take up and payment for the Shares. On November 6, 2015 the Commissioner provided a written No-Action Letter to the Offeror in respect of its application under the Competition Act. The No-Action Letter did not include any conditions.

With the issuance of the No-Action Letter the waiting period under the Competition Act was terminated. On November 2, 2015 the FTC granted early termination of the waiting period applicable to the consummation of the Offer under the HSR Act.

8.	Manner of Acceptance

Shares may be deposited under the Offer in accordance with the provisions under Section 3 of the Original Offer, “Manner of Acceptance”.

9.	Take Up and Payment for Deposited Shares

The Offeror will take up and pay for Shares validly deposited under the Offer and not withdrawn as set forth under Section 7 of the Original Offer , “Take Up and Payment for Deposited Shares”.

10.	Right to Withdraw Deposited Shares

Shareholders have the right to withdraw Shares deposited pursuant to the Offer under the circumstances and in the manner described under Section 9 of the Original Offer, “Right to Withdraw Deposited Shares”.

11.	Amendments and Variations to Original Offer Documents

The Original Offer Documents shall be read together with this Notice of Variation and Change in order to give effect to the amendments and variations to the Original Offer and the amendments to the Original Circular set forth herein.

12.	Offerees’ Statutory Rights

Securities legislation of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

Such rights may in certain cases need to be exercised through CDS on behalf of a Shareholder. Shareholders should accordingly also contact their broker or other nominee for assistance as required.

13.	Additional Documents Filed with the SEC as Part of the Registration Statement

A registration statement (the “Registration Statement”) under the U.S. Securities Act, which covers the Offeror Common Shares to be offered to Shareholders that are residents of the United States, has been filed with the SEC on Form F-80. The Registration Statement, including exhibits, is available to the public free of charge at the SEC’s website at www.sec.gov. The following additional documents have been filed with the SEC in connection with this Notice of Variation and Change as part of a post-effective amendment to the Offeror’s Registration Statement: (a) unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2015; (b) management’s discussion analysis for the three and nine month periods ended September 30, 2015; and (c) the consent of PricewaterhouseCoopers LLP.

14.	Directors’ Approval

The contents of this Notice of Variation and Change have been approved and the sending thereof to the Shareholders and the holders of Convertible Securities has been authorized by the Offeror Board.

APPENDIX A

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements are presented to illustrate the estimated effects of the proposed acquisition of all outstanding Shares. The unaudited pro forma consolidated financial statements have been prepared by applying pro forma adjustments to the historical consolidated financial statements of the Offeror incorporated by reference in the Offer and Circular. The unaudited pro forma consolidated balance sheet gives effect to the Offer as if it had occurred on September 30, 2015. The unaudited pro forma consolidated statements of net earnings (loss) for the nine month period ended September 30, 2015 and the year ended December 31, 2014 give effect to the Offer as if it had occurred on January 1, 2014. All pro forma adjustments and their underlying assumptions are described in the notes to the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements have been prepared using certain of the Offeror’s and the Company’s respective financial statements as more particularly described in the notes to the unaudited pro forma consolidated financial statements. In preparing the pro forma consolidated financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from the unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offer have been excluded from the unaudited pro forma consolidated financial statements. Readers are cautioned to not place undue reliance on the unaudited pro forma consolidated financial statements.

All amounts are in millions of Canadian dollars, except where noted.

Suncor Energy Inc.

Pro Forma Consolidated Statement of Net Earnings (Loss)

For the nine months ended September 30, 2015

(Unaudited)

($ millions)	Suncor	COS	Reclassifications	Notes	Pro Forma Adjustments	Pro Forma Consolidated
			Note 2
Revenues and Other Income
Operating revenues, net of royalties	22 709	1 831	(68)		–	24 472
Crown royalties	–	(68)	68		–	–
Other income	378	–	–			378
	23 087	1 763	–		–	24 850
Expenses
Purchases of crude oil and products	8 917	–	237		–	9 154
Crude oil purchases and transportation	–	287	(287)		–	–
Operating, selling and general	6 384	1 037	100		–	7 521
Development	–	73	(73)		–	–
Administration	–	18	(18)		–	–
Transportation	807	–	50		–	857
Insurance	–	9	(9)		–	–
Depreciation, depletion, amortization and impairment	3 971	379	–	4a	47	4 397
Exploration	411	–	–		–	411
Gain on disposal of assets	(105)	–	–		–	(105)
Foreign exchange loss	–	262	(262)		–	–
Financing expenses	2 061	100	262	4b	(24)	2 399
	22 446	2 165	–		23	24 634
Earnings (Loss) before Income Taxes	641	(402)	–		(23)	216
Income Taxes
Current	818	–	–		–	818
Deferred	(189)	86	–	4d	(6)	(109)
	629	86	–		(6)	709
Net Earnings (Loss)	12	(488)	–		(17)	(493)

Earnings (Loss) per share—Basic	0.01	(1.01)				(0.31)
Earnings (Loss) per share—Diluted	0.01	(1.01)				(0.31)

See accompanying notes to the unaudited pro forma consolidated financial statements.

Suncor Energy Inc.

Pro Forma Consolidated Statement of Net Earnings (Loss)

For the year ended December 31, 2014

(Unaudited)

($ millions)	Suncor	COS	Reclassifications	Notes	Pro Forma Adjustments	Pro Forma Consolidated
			Note 2
Revenues and Other Income
Operating revenues, net of royalties	39 862	3 912	(221)		—	43 553
Crown royalties	—	(221)	221		—	—
Other income	628	—	—		—	628
	40 490	3 691	—		—	44 181
Expenses
Purchases of crude oil and products	17 426	—	443		—	17 869
Crude oil purchases and transportation	—	493	(493)		—	—
Operating, selling and general	9 749	1 686	186	4c	30	11 651
Development	—	150	(150)		—	—
Administration	—	25	(25)		—	—
Transportation	879	—	50		—	929
Insurance	—	11	(11)		—	—
Depreciation, depletion, amortization and impairment	6 140	514	—	4a	53	6 707
Exploration	367	—	—		—	367
Gain on disposal of assets	(90)	—	—		—	(90)
Foreign exchange loss	—	134	(134)		—	—
Financing expenses	1 429	47	134	4b	(36)	1 574
	35 900	3 060	—		47	39 007
Earnings before Income Taxes	4 590	631	—		(47)	5 174
Income Taxes
Current	2 115	172	—		—	2 287
Deferred	(224)	(1)	—	4d	(12)	(237)
	1 891	171	—		(12)	2 050
Net Earnings (Loss)	2 699	460	—		(35)	3 124
Earnings per share – Basic	1.84	0.95		5		1.97
Earnings per share – Diluted	1.84	0.95		5		1.97

See accompanying notes to the unaudited pro forma consolidated financial statements.

Suncor Energy Inc.

Pro Forma Consolidated Balance Sheet

As at September 30, 2015

(Unaudited)

($ millions)	Suncor	COS	Reclassifications	Notes	Pro Forma Adjustments	Pro Forma Consolidated
Assets
Current assets
Cash and cash equivalents	5 409	123	—		—	5 532
Accounts receivable	4 101	61	—		—	4 162
Inventories	3 067	160	12		—	3 239
Income taxes receivable	493	26	—		—	519
Prepaids	—	12	(12)		—	—

Total current assets	13 070	382	—		—	13 452
Property, plant and equipment, net	61 194	9 376	—	3a	716	71 286
Exploration and evaluation	2 227	54		3b	666	2 947
Other assets	1 148	—	94			1 242
Goodwill and other intangible assets	3 079	—	—	3	76	3 155
Deferred income taxes	13	—			—	13
Reclamation trust	—	94	(94)		—	—

Total assets	80 731	9 906	—		1 458	92 095

Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt	750	—	—		—	750
Current portion of long-term debt	69	—	—		—	69
Accounts payable and accrued liabilities	5 365	443	—	3c	30	5 838
Current portion of provisions	765	—	19		—	784
Current portion of employee future benefits	—	19	(19)		—	—
Income taxes payable	1 201	—	—		—	1 201

Total current liabilities	8 150	462	—		30	8 642
Long-term debt	14 141	2 341	—	3d	285	16 767
Other long-term liabilities	1 782	8	398		—	2 188
Employee future benefits	—	398	(398)		—	—
Provisions	4 920	—	1 217	3e	76	6 213
Asset retirement obligations	—	1 217	(1 217)		—	—
Deferred income taxes	10 590	1 595	—	3f	268	12 453
Shareholders’ equity
– Share Capital	19 426	2 675	—		2 039	24 140
– Contributed Surplus	630	15	—		(15)	630
– Accumulated Other Comprehensive Income	1 134	1	—		(1)	1 134
– Retained earnings	19 958	1 194	—		(1 224)	19 928

Total liabilities and shareholders’ equity	80 731	9 906	—		1 458	92 095

See accompanying notes to the unaudited pro forma consolidated financial statements.

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited)

1.	Description of the Business

Suncor Energy Inc. (“Suncor”) is an integrated energy company headquartered in Canada. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of Suncor comprise Suncor and its subsidiaries and Suncor’s interests in associates and joint arrangements.

The address of Suncor’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2.	Basis of Presentation

These pro forma consolidated financial statements have been prepared by management of Suncor for inclusion in the Notice of Variation and Change dated November 12, 2015 (the “Notice”) in respect of the Offer to Purchase and Take-Over Bid Circular of Suncor dated October 5, 2015 (the “Offer and Circular”). Management of Canadian Oil Sands Limited (“COS”) has not participated in the preparation of these pro forma consolidated financial statements. The pro forma consolidated financial statements reflect the acquisition of all of the issued and outstanding common shares of COS.

The pro forma consolidated financial statements have been prepared from and should be read in conjunction with:

•	the audited annual financial statements of Suncor, together with the notes thereto, as at and for the year ended December 31, 2014;
•	the unaudited interim financial statements of Suncor, together with the notes thereto, as at and for the nine months ended September 30, 2015;
•	the annual financial statements of COS, together with the notes thereto, as at and for the year ended December 31, 2014; and
•	the unaudited interim financial statements of COS, together with the notes thereto, as at and for the nine months ended September 30, 2015.

None of COS’ public reports or securities filings have been incorporated by reference into the Notice or the Offer and Circular or incorporated by reference into these pro forma financial statements and Suncor has not requested a consent to use the audit report in respect of COS’ annual financial statements as at and for the year ended December 31, 2014. As of the date of these pro forma consolidated financial statements, Suncor has not had access to the non-public books and records of COS and Suncor is not in a position to independently assess or verify certain of the information in COS’ publicly filed documents, including its financial statements. COS has not reviewed these pro forma consolidated financial statements and has not confirmed the accuracy and completeness of the information in respect of COS contained herein. As a result, all pro forma financial information regarding COS included herein has been derived, by necessity, from COS’ public reports and securities filings as of November 11, 2015. While Suncor has no reason to believe that such publicly filed information is inaccurate or incomplete, Suncor does not assume any responsibility for the accuracy or completeness of any such information.

These pro forma consolidated financial statements have been prepared in all material respects using accounting policies that are in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board on a consistent basis with those disclosed in note 3 of Suncor’s audited annual consolidated financial statements as at and for the year ended December 31, 2014.

The Pro Forma Consolidated Balance Sheet as at September 30, 2015 gives effect to the transactions and assumptions described herein, as if they had occurred on September 30, 2015. The Pro Forma Consolidated Statements of Net Earnings (Loss) for the year ended December 31, 2014 and the nine months ended September 30, 2015 give effect to the transactions and assumptions described herein as if they had occurred January 1, 2014.

These pro forma consolidated financial statements have been prepared using certain of Suncor’s and COS’ respective financial statements. In preparing these pro forma consolidated financial statements, management of Suncor has made certain assumptions that affect the amounts reported in these pro forma consolidated financial statements. Such pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of Suncor. Actual amounts recorded upon consummation of the transactions contemplated by the Offer and Circular will differ from such pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offer have been excluded from such pro forma consolidated financial statements. Shareholders are cautioned to not place undue reliance on such pro forma consolidated financial statements.

Notes to the Pro Forma Consolidated Financial Statements (continued)

(Unaudited)

Certain reclassifications were made in respect of COS’ financial statement presentation to conform to Suncor’s financial statement presentation.

3.	Pro Forma Adjustments to the Consolidated Balance Sheet

The proposed acquisition of COS has been accounted for as a business combination using the acquisition method of accounting, whereby the assets acquired and the liabilities assumed are recorded at the estimated fair value on the Offer date of October 5, 2015 and re-estimated at October 30, 2015 using similar assumptions.

The following table summarizes the estimated acquisition date fair value of the consideration paid and the preliminary allocation of the purchase price based on Suncor management’s estimates of fair values:

Estimated number of COS common shares outstanding (millions)	484.6
Share exchange ratio	0.25

Estimated number of Suncor common shares to be issued (millions)	121.15
Price of Suncor common shares ($ per common share)	38.91

Total estimated consideration(1)	4 714

($ millions)
Current assets	382
Property, plant and equipment	10 092
Exploration and evaluation assets	720
Other assets	94

Total assets	11 288
Current liabilities	462
Long-term debt	2 626
Accrued liabilities and other	406
Asset retirement obligations	1 293
Deferred income taxes	1 863

Total liabilities	6 650

Estimated fair value of net assets to be acquired	4 638

Estimated goodwill(2)	76

Notes:

(1)	As at October 30, 2015, the estimated Offer consideration represented an implied purchase price of $9.73 per COS common share and associated right of COS, a premium of 57% based on the closing price of the COS common shares on the TSX on October 2, 2015 (the last trading day before the Offer was announced) and the Suncor common shares on the TSX on October 30, 2015. The actual consideration may differ materially from this estimate based on the Suncor share price on the effective date of the proposed transaction.
(2)	The estimated goodwill is reflected in the Pro Forma Consolidated Balance Sheet.

(a)	The estimated fair value of property, plant and equipment is based on the present value of expected future cash flows. The cash flow forecast is based on an independent evaluation of COS’ reserves as at December 31, 2014, which included assumptions regarding production volumes, operating costs, maintenance and capital expenditures. The cash flow forecast was updated for production incurred and current forecasts of commodity prices, inflation rates and discount rates. Readers are cautioned that changes to the assumptions used could have a material impact on the net present value of the cash flow forecast.

(b)	The fair value assigned to exploration and evaluation assets was estimated for COS’ contingent resources based on management’s assumptions and comparable market transactions.

(c)	Accounts payable and accrued liabilities include $30 million of estimated transaction costs, including $8 million pursuant to payout clauses for COS executives, directors and employees.

(d)	The estimated fair value of long-term debt was adjusted to reflect market interest rates and credit-adjusted discount rates applicable to Suncor. In estimating the fair value of long-term debt acquired, it is assumed that the pricing of these instruments upon closing of the transaction will more closely reflect credit spreads of Suncor.

(e)	The estimated fair value of the decommissioning and restoration provision was adjusted to conform to Suncor’s inflation assumptions and credit-adjusted risk-free discount rate, whereas COS applied a risk-free discount rate to the provision.

(f)	Deferred income taxes were adjusted by applying an estimated combined federal and provincial statutory tax rate of 27.0% to the pro forma adjustments to the Pro Forma Consolidated Balance Sheet noted above.

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited)

4.	Pro Forma Adjustments to the Consolidated Statements of Net Earnings (Loss)

The Pro Forma Consolidated Statements of Net Earnings (Loss) for the year ended December 31, 2014 and nine months ended September 30, 2015 have been adjusted to give effect to the consummation of the transactions contemplated by the Offer and Circular as if the acquisition of all of the issued and outstanding common shares and associated rights of COS had occurred on January 1, 2014.

(a)	Depreciation, depletion and amortization expense has been adjusted to reflect the incremental pro forma fair value of property, plant and equipment. In addition, depletion expense was recalculated based on total proved reserves in accordance with Suncor’s accounting policy for acquired oil and gas properties.
(b)	Financing expenses have been adjusted to reflect the accretion associated with the incremental pro forma carrying value of decommissioning obligations. In addition, financing expenses have also been adjusted to reflect the amortization associated with the fair value adjustment of COS’ long-term debt.
(c)	Operating, selling and general expense includes transaction costs in respect of the Offer and Circular and payments to COS executives, directors and employees that are anticipated to be an expense of Suncor.
(d)	Deferred income taxes have been adjusted at tax rates of 25.0% to 27.0% to reflect the tax impacts of the adjustments noted above.

5.	Share Capital

Authorized

Suncor is authorized to issue an unlimited number of common shares and an unlimited number of senior or junior preferred shares.

Issued and outstanding

The following table summarizes pro forma common shares of Suncor issued and outstanding:

	Nine months ended September 30, 2015	Year ended December 31, 2014
(millions)
Actual weighted average number of Suncor shares outstanding	1 445	1 462
Assumed number of Suncor shares to be issued on the acquisition of COS	121	121

Pro forma weighted average shares outstanding – basic	1 566	1 583

Effect of dilutive stock options	—	—

Pro forma weighted average shares outstanding – diluted	1 566	1 583

Pro forma net earnings (loss) ($ millions)	(493)	3 124
Pro forma basic net earnings (loss) per share (dollars)	(0.31)	1.97
Pro forma dilutive net earnings (loss) per share (dollars)	(0.31)	1.97

The Information Agent for the Offer is:

Toll Free in North America: 1-866-521-4427

Banks, Brokers and Collect Calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:

P.O. Box 7021

31 Adelaide Street East

Toronto, Ontario M5C 3H2

Attn: Corporate Actions

By Registered Mail, Hand or by Courier

Calgary	Toronto

600, 530 – 8th Avenue S.W. Calgary, Alberta T2P 3S8 Attn: Corporate Actions	100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Attn: Corporation Actions

Toll Free in North America: 1-800-564-6253

Collect Outside of North America: 1-514-982-7555

Facsimile: 1-905-771-4082

Email: corporateactions@computershare.com

The Dealer Managers for the Offer are:

J.P. MORGAN SECURITIES CANADA INC. Toll Free in North America: 1-888-270-2178 Outside of North America: 1-403-532-2134	CIBC WORLD MARKETS INC. Toll Free in North America: 1-844-670-8949 Outside of North America: 1-416-956-3001

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

Under Section 124 of the Canada Business Corporations Act (the “CBCA”), a corporation may indemnify a present or former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. A corporation may not indemnify an individual unless the individual (i) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the conduct was lawful. Each of the aforementioned individuals are entitled to the indemnification provided above from a corporation as a matter of right if they were not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and if the individual fulfills conditions (i) and (ii) above. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out in (i) and (ii) above. The indemnification or the advance of any moneys may be made in connection with a derivative action only with court approval and only if the conditions in (i) and (ii) above are met. Under the CBCA, a corporation may purchase and maintain insurance for the benefit of any of the aforementioned individuals against any liability incurred by the individual in their capacity as a director or officer of the corporation, or in their capacity as a director or officer, or similar capacity, of another entity, if the individual acted in such capacity at the corporation’s request.

In accordance with the CBCA, the by-laws of the Registrant provide that the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer, or in a similar capacity, of another entity, and the heirs and legal representatives of such a person, to the extent permitted under the CBCA. The Registrant also has agreements with each director and officer to provide indemnification to the extent permitted under the CBCA.

A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers of the Registrant for losses as a result of claims based upon their acts or omissions as directors and officers, including liabilities under the Securities Act, and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the CBCA. The directors and officers are not required to pay any premium in respect of the insurance.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibits

A list of exhibits filed as part of this Registration Statement is set forth on the Exhibit Index immediately preceding such exhibits which are incorporated herein by reference.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertaking

(a)	Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

(b)	Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

2.	Consent to Service of Process

The Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X on October 5, 2015. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registration Statement.

Exhibit Index

Number	Description

1.1*	Letter of Transmittal, dated October 5, 2015.

1.2*	Notice of Guaranteed Delivery, dated October 5, 2015.

1.3*	Letter to Shareholders, dated October 5, 2015.

1.4*	Press release, dated October 5, 2015.

3.1*	Audited consolidated financial statements for the year ended December 31, 2014, dated February 24, 2015 (incorporated by reference to Exhibit 99.1 to Suncor Energy Inc.’s Form 40-F filed with the Commission on February 27, 2015 (the “Form 40-F”).

3.2*	Management’s discussion and analysis for the year ended December 31, 2014, dated February 26, 2015 (incorporated by reference to Exhibit 99.2 to the Form 40-F).

3.3*	Annual information form dated February 26, 2015 for the year ended December 31, 2014 (incorporated by reference to the Form 40-F).

3.4*	Management proxy circular dated February 26, 2015 in connection with the annual general meeting of the Registrant’s shareholders held on April 30, 2015 (incorporated by reference to Exhibit 99.1 to Suncor Energy Inc.’s Form 6-K filed with the Commission on February 27, 2015).

3.5*	Unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2015 (incorporated by reference to Exhibit 99.3 to Suncor Energy Inc.’s Form 6-K furnished to the Commission on July 30, 2015 (the “June 30 Form 6-K”)).

3.6*	Management’s discussion and analysis for the three and six month periods ended June 30, 2015, dated July 29, 2015 (incorporated by reference to Exhibit 99.2 to the June 30 Form 6-K).

3.7	Unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2015 (incorporated by reference to Exhibit 99.3 to Suncor Energy Inc.’s Form 6-K furnished to the Commission on October 29, 2015 (the “September 30 Form 6-K”)).

3.8	Management’s discussion and analysis for the three and nine month periods ended September 30, 2015, dated October 28, 2015 (incorporated by reference to Exhibit 99.2 to the September 30 Form 6-K).

4.1*	Consent of GLJ Petroleum Consultants Ltd.

4.2*	Consent of Sproule Associates Limited, Sproule Unconventional Limited, Sproule International Limited.

4.3	Consent of PricewaterhouseCoopers LLP.

4.4*	Consent of Blake, Cassels & Graydon LLP.

5.1*	Powers of Attorney for Steven W. Williams, Alister Cowan, James W. Simpson, Mel E. Benson, Jacynthe Côté, W. Douglas Ford, John D. Gass, John R. Huff, Maureen McCaw, Michael W. O’Brien, Eira M. Thomas and Michael M. Wilson.

*	Previously filed with or incorporated by reference into the Registration Statement.

SIGNATURE

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Calgary, Province of Alberta, country of Canada, on this 12th day of November, 2015.

SUNCOR ENERGY INC.

By:	/s/Alister Cowan
Alister Cowan
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

President, Chief Executive Officer and Director
/s/Steven W. Williams	(Principal Executive Officer)
Steven W. Williams November 12, 2015
Executive Vice President and Chief Financial Officer
/s/Alister Cowan	(Principal Financial and Accounting Officer)
Alister Cowan November 12, 2015

*
Chair of the Board of Directors
James W. Simpson November 12, 2015

*
Director
Mel E. Benson November 12, 2015

*
Director
Jacynthe Côté November 12, 2015

*
Director
W. Douglas Ford November 12, 2015

*
Director
John D. Gass November 12, 2015

*
Director
John R. Huff November 12, 2015

*
Director
Maureen McCaw November 12, 2015

*
Director
Michael W. O’Brien November 12, 2015

*
Director
Eira M. Thomas November 12, 2015

*
Director
Michael M. Wilson November 12, 2015

*	Pursuant to the powers-of-attorney filed as Exhibit 5.1 to the Registration Statement, Alister Cowan, as attorney-in-fact, does hereby sign this Post-Effective Amendment No. 1 to the Registration Statement on behalf of each person named above whose name is preceded by an asterisk, in each case in the capacities and on the dates indicated.

By:	/s/Alister Cowan
Alister Cowan
Attorney-in-fact for the persons indicated
November 12, 2015

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Post-Effective Amendment No. 1 to the Registration Statement, solely in the capacity of the duly authorized representative of Suncor Energy Inc. in the United States, on this 12th day of November, 2015.

SUNCOR ENERGY (U.S.A.) INC.	Authorized Representative
in the United States

By: /s/ Shawn Poirier
Name: Shawn Poirier
Title: Assistant Secretary